March 13, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:Southern ITS International, Inc.

Registration Statement on Form 10-12G

Filed January 31, 2024

File No. 000-55420

Attn:Austin Pattan, Staff Attorney

Tanisha Mugwimi

Dear Mr. Pattan:

Please be advised that Southern ITS International, Inc. (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Registration Statement. The Registration Statement was originally filed on January 31, 2024 and has not yet become effective.

The Company is in the process of revising its registration statement and accompanying financial statements in order to adequately address certain comments received by the Company from the SEC and its recent change in its management control and subsidiary acquisitions. Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible.

Very truly yours,

/s/ Robert J. Huston III

Robert J. Huston III

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